Exhibit 2.2

Execution Version

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of December 12, 2023 (this “Agreement”), is entered into by and between United Therapeutics Corporation, a Delaware public benefit corporation (the “Parent”), and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Miromatrix Medical Inc., a Delaware corporation (the “Company”), and Morpheus Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of October 29, 2023 (as amended, modified or supplemented from time to time, the “Merger Agreement”), pursuant to which Merger Sub (a) has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of the Company’s common stock, par value $0.00001 per share (the “Shares”), and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the Delaware General Corporation Law and on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) and (b) in the Merger, Parent has agreed to provide to (i) holders of Company RSUs, holders of In-the-Money Options and holders of Contingent In-the-Money Options, in each case, that are outstanding as of immediately prior to the Effective Time (collectively, the “Covered Equity Awards”) and (ii) Contingent In-the-Money Warrants, in the case of each of clauses (a) and (b), the right to receive contingent cash payments as hereinafter described; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR is $1.75 in cash, without interest.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent hereby agree as follows:

Article I
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1          Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least 35% of the outstanding CVRs as set forth on the CVR Register.

“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Audit” has the meaning set forth in Section 4.5.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.

“Commercially Reasonable Efforts” means, with respect to a task related to the Product, the level of efforts required to carry out such task in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that pharmaceutical companies of comparable size and resources as those of Parent and its Affiliates typically devote to product candidates owned or controlled by them of similar potential at a similar stage of development, taking into account their safety, tolerability, efficacy, anticipated approved labeling, their proprietary position (whether by patent, reference product exclusivity or otherwise) and anticipated profitability (including pricing, material supply chain costs and constraints, significant and/or unanticipated shifts regarding payer coverage within its respective therapeutic class and pricing and reimbursement status, but excluding the obligation to pay the Milestone Payment Amounts under this Agreement), the competitiveness of alternative products in the marketplace (including potential new market entrant products), the likelihood of regulatory approval (including the regulatory environment), the geographic market, economic return potential, and other relevant technical, commercial, legal, scientific and/or medical factors. For the avoidance of doubt, and notwithstanding anything herein to the contrary, “Commercially Reasonable Efforts” does not mean that Parent guarantees that the Milestone will be met or that it will be met by a specific date, and “Commercially Reasonable Efforts” does not require Parent to disadvantage any currently available products or products currently under development or which may in the future enter development, including Parent’s other development-stage manufactured organ products, which could potentially compete with the Product.

“Contingent In-the-Money Warrants” means Company Warrants that (a) are outstanding immediately prior to the Effective Time, (b) have an exercise price per Share equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR and (c) have been amended at or prior to the Effective Time so as to be treated in the same manner as Contingent-In-the-Money Options are treated under Section 3.2(b) of the Merger Agreement, including with respect to the form of consideration that may be payable, if any.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“CVR Expiration Date” means December 31, 2025.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the rights of Holders (granted to initial Holders pursuant to the Merger Agreement) to receive contingent payments of cash pursuant to the Merger Agreement and this Agreement.

“Developing” or “Develop” shall mean to discover, research or otherwise develop a process or product, including conducting non-clinical, clinical research and development, manufacturing and regulatory activities. When used as a noun, “Development” means any and all activities involved in Developing.

“DTC” means The Depository Trust Company or any successor entity thereto.

“Equity Award CVR” means a CVR issued to a Holder in respect of a Covered Equity Award.

“FDA” means the United States Food and Drug Administration, or any successor agency.

“Governmental Entity” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, university, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial and whether local or foreign.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Merger” has the meaning set forth in the Recitals.

“Milestone” means the first implantation of the Product into a living human patient in a clinical trial sponsored by, or on behalf of, Parent, the Company, or their Affiliates, which is conducted under an (a) investigational device exemption approved or considered to be approved by FDA pursuant to FDA regulation, or (b) investigational new drug application that has become effective pursuant to FDA regulation. For clarity, neither an investigator-initiated trial, nor expanded access use pursuant to 21 CFR 312 Subpart I, shall be considered to be a clinical trial sponsored by, or on behalf of, Parent, the Company, or their Affiliates.

“Milestone Achievement Certificate” has the meaning set forth in Section 2.4(a).

“Milestone Failure Notice” has the meaning set forth in Section 2.4(b).

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means $1.75 in cash per CVR, subject to the limitations set forth herein, including in Section 2.4(d).

“Milestone Payment Amount” means, for a given Holder, the product of (a) the Milestone Payment and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice; provided, that such product shall be adjusted as required by Section 2.4(d).

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustor; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (f) from the account of a participant in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (g) from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant or (h) as provided in Section 2.7; provided, that the term “Permitted Transfer” in respect of a CVR that was received with respect to Covered Equity Awards pursuant to the Merger Agreement shall be limited to the transfer described in (a), unless Parent permits otherwise.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Product” means the Company’s fully implantable bioengineered kidney product, i.e., the product known as “mirokidney™” or MIRO-003 as of the date hereof, or any improved or modified (but still fully implantable) version thereof.

“Product Spend” means the amount of money spent by the Company, Parent and their Affiliates after the Effective Date with respect to Developing the Product, calculated in accordance with Exhibit PS.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Termination Date” means the earlier to occur of (a) the date on which the Milestone Payment Amounts have been paid in full to all Holders in accordance with the terms of this Agreement or (b) the CVR Expiration Date.

Section 1.2          Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time. All references to dollars or “$” refer to United States dollars and all payments hereunder shall be made in United States dollars. References to days mean calendar days unless otherwise specified. Unless otherwise defined herein, the terms herein (including in any Exhibits or Schedules) shall have the meaning ascribed to them in the Merger Agreement.

Article II
CONTINGENT VALUE RIGHTS

Section 2.1          CVRs. The CVRs, in the aggregate, represent the rights of Holders (granted to the initial Holders pursuant to the Merger Agreement) to receive a contingent cash payment pursuant to this Agreement and the Merger Agreement. The initial Holders will be the holders of (a) Shares that are tendered and accepted for payment at the Acceptance Time or cancelled as of the Effective Time, in each case, pursuant to the Merger Agreement, (b) the holders of the Contingent In-the-Money Warrants, and (c) the holders of Covered Equity Awards who are entitled to CVRs pursuant to Section 3.2 of the Merger Agreement.

Section 2.2          Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

Section 2.3          No Certificate; Registration; Registration of Transfer; Change of Address.

(a)        The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b)        The Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders and registering CVRs and Permitted Transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish such payment to any former street name holders of the Shares by sending such payments to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of Equity Award CVRs or CVRs with respect to Contingent In-the-Money Warrants, such CVRs shall initially be registered in the name and address of the holder thereof as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of Shares subject to such Contingent In-the Money Warrants or Covered Equity Awards cancelled in connection with the Merger, as the case may be. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates will have any responsibility or liability whatsoever to any Person under or in connection with this Agreement other than the Holders and the Rights Agent.

(c)        Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its written guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify the Parent of the same. Any registration, transfer or assignment of the CVRs shall be without charge to the Holder (other than payment of a sum to the extent necessary to cover any stamp or other Tax or other governmental charge that is imposed in connection with any such registration, transfer or assignment). All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register in accordance with this Agreement and any transfer not duly registered in the CVR Register will be void ab initio.

(d)        A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

(e)        Parent will provide written instructions to the Rights Agent for the distribution of CVRs to Holders as of the close of the Business Day immediately preceding the Effective Time. Subject to the terms and conditions of this Agreement and Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable withholding tax, to each Holder as of the Effective Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4          Payment Procedures; Notices.

(a)         If the Milestone is achieved on or prior to the CVR Expiration Date, then on a date that is within 20 Business Days after such achievement (the “Milestone Payment Date”), Parent shall deliver to the Rights Agent (i) written notice indicating that the Milestone has been achieved (the “Milestone Notice”) and an Officer’s Certificate certifying the date of such achievement and that the Holders are entitled to receive the Milestone Payment (the “Milestone Achievement Certificate”), (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent at least two Business Days prior to such transfer, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount for such Milestone to all Holders in accordance with Section 4.2 (other than amounts due to Holders in respect of Equity Award CVRs).

(b)        If the Milestone is not achieved on or prior to the CVR Expiration Date, then on or before the date that is 20 Business Days after such date, Parent shall deliver to the Rights Agent written notice indicating that the Milestone was not achieved (the “Milestone Failure Notice”) and an Officer’s Certificate certifying the same. The Rights Agent will promptly, and in any event within 10 Business Days of receipt of the Milestone Failure Notice, send each Holder at its registered address a copy of such Milestone Failure Notice.

(c)        The Rights Agent shall promptly, and in any event within 10 Business Days of receipt of a Milestone Notice, as well as any letter of instruction reasonably required by the Rights Agent, send each Holder (other than Holders in respect of Equity Award CVRs) at its registered address a copy of such Milestone Notice. At the time the Rights Agent sends a copy of such Milestone Notice to the Holders, the Rights Agent shall also pay to each Holder (other than Holders in respect of Equity Award CVRs), subject to any applicable withholding Tax, the applicable Milestone Payment Amount, in accordance with the corresponding letter of instruction (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the applicable Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instruction. Notwithstanding anything to the contrary set forth herein, the Rights Agent shall have no responsibility whatsoever with respect to the payment of any Milestone Payment Amount to Holders in respect of Equity Award CVRs, and Parent shall cause payments described in this Section 2.4 with respect to Equity Award CVRs to be paid through payroll of the Surviving Corporation or an appropriate successor as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date) to the applicable holder of Covered Equity Awards in accordance with the Merger Agreement.

(d)        Notwithstanding anything to the contrary herein, with respect to any CVR issued in respect of a Contingent In-the-Money Stock Option or Contingent In-the-Money Warrant, in the event a Milestone Payment is payable hereunder, the Holder of such CVR shall be entitled to receive an amount equal to (i) such Milestone Payment less (ii) the amount by which the exercise price of such Contingent In-the-Money Stock Option or Contingent In-the-Money Warrant per share, as applicable, exceeded the value of the Cash Consideration. For clarity, the Milestone Payment Amount (or any portion thereof) shall not be paid or payable to any Holder of CVRs issued in respect of any Contingent In-the-Money Stock Options or Contingent In-the-Money Warrants unless the aggregate amount of such Milestone Payment Amounts payable to such Holder hereunder with respect to such Contingent In-the-Money Stock Options or Contingent In-the-Money Warrants, as applicable, exceeds the exercise price applicable to such Contingent In-the-Money Stock Options or Contingent In-the-Money Warrants.

(e)        Notwithstanding any other provisions of this Agreement, any portion of the amounts payable pursuant to Section 2.4(c) or 2.4(d) that remains unclaimed as of the date that is one year after the applicable Milestone Payment Date (including by means of uncashed checks or invalid addresses on the CVR Register) shall be delivered to the Surviving Corporation and not disbursed to the Holders, and, thereafter, such Holders shall look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to such cash that may be payable (and without any interest thereon).

(f)        Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any payments delivered to a public official pursuant to any abandoned property, escheat law or other similar Laws. Any Milestone Payment Amounts remaining unclaimed by Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Parent, Parent), free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.

Section 2.5          Withholding. Each of Parent, the Rights Agent, the Paying Agent, their respective Affiliates, and/or any other Person who has any obligation to deduct or withhold from any consideration payable pursuant to this Agreement (including the Surviving Corporation or an applicable successor in the case of payments in respect of Equity Award CVRs) (such Person, the “Withholding Agent”) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as are required by any law to be deducted and withheld, as may be reasonably determined by such Person, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than amounts due to Holders in respect of Equity Award CVRs), the applicable Withholding Agent shall use commercially reasonable efforts to request IRS Form W-9 or applicable IRS Form W-8, or any other appropriate forms, from Holders within a reasonable amount of time in order to provide the opportunity for the Holder to provide such forms (or any other necessary Tax forms) in order to mitigate or reduce such withholding. Milestone Payments paid in respect of each Equity Award CVR shall be treated for all U.S. federal and applicable state and local income Tax purposes as wages in the year in which the Milestone Payment is made (and not upon the receipt of such Equity Award CVR).

Section 2.6          No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a)        Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of being a Holder of a CVR, the right to receive dividends or the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of Parent, any constituent company to the Merger or any of their respective subsidiaries or Affiliates, or any other matter, or any other rights of any kind or nature whatsoever as a stockholder of Parent or of any constituent company to the Merger or any of their respective subsidiaries or Affiliates, either at law or in equity. Interest will not accrue on any amounts payable on the CVRs to any Holder.

(b)        The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective subsidiaries or Affiliates. The rights of a Holder in respect of the CVRs are limited to those expressed in this Agreement and the Merger Agreement.

(c)        Neither Parent and its directors, officers and controlling Persons nor any of Parent’s Affiliates and their respective directors, officers and controlling persons will be deemed to have any fiduciary or similar duties to any Holders by virtue of this Agreement or the CVRs.

Section 2.7          Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in Parent’s sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article V.

Article III
THE RIGHTS AGENT

Section 3.1          Certain Duties and Responsibilities. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

Section 3.2          Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)        The Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b)        Whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c)        The Rights Agent may engage and consult with counsel of its selection and the Rights Agent shall be held harmless by Parent in accordance with Section 3.2(h) in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance on the written advice or written opinion of such counsel;

(d)        The permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e)        The Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)        The Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)        The Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)        Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of counsel in defending Rights Agent against any loss, liability, claim, demands, suits or expense, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i)        Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)) other than, in each case, amounts for which the Rights Agent is liable pursuant to Section 3.2(h);

(j)        The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents; and

(k)        No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 3.3         Resignation and Removal; Appointment of Successor.

(a)        The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least 60 days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least 60 days prior to the date so specified.

(b)        If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)        Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within 10 Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 3.4         Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

Article IV
COVENANTS

Section 4.1         List of Holders. Within 20 Business Days after the Effective Time, Parent shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, the names and addresses of the Holders received from the Paying Agent in the Offer, the Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards, the Company. Until such list of Holders is furnished to the Rights Agent, the Rights Agent shall have no duties, responsibilities or obligations with respect to such Holders.

Section 4.2          Payment of Milestone Payment Amounts. If the Milestone has been achieved in accordance with this Agreement, Parent will, promptly following the delivery of the Milestone Notice to the Rights Agent, deposit with the Rights Agent, for payment to the Holders of CVRs issued in consideration for Shares in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each such Holder (other than the Milestone Payment Amounts payable with respect to Equity Award CVRs, which shall be paid in accordance with Section 2.4). For the avoidance of doubt, the Milestone Payment Amounts shall be paid only one time, and the maximum potential amount payable per CVR is $1.75, without interest.

Section 4.3          Efforts. Commencing upon the Effective Time and continuing until the Termination Date, Parent shall use, and shall cause its Affiliates to use, Commercially Reasonable Efforts to achieve the Milestone. Notwithstanding anything herein to the contrary, (a) Parent shall conclusively be deemed to have used Commercially Reasonable Efforts for all purposes hereunder if it, together with its Affiliates, achieves $30,500,000 in aggregate Product Spend between the Effective Time and the CVR Expiration Date; provided, that if the Effective Time occurs after December 31, 2023, the forgoing reference to $30,500,000 shall be deemed to be substituted with an amount equal to (i) $30,500,000 multiplied by (ii) a fraction, the numerator of which is equal to (A) 731, less (B) the number of calendar days between (but not including), December 31, 2023 and the date hereof, and the denominator of which is 731; and (b) for the avoidance of doubt, the failure to achieve such level of Product Spend shall not preclude a finding that Parent otherwise used its Commercially Reasonable Efforts to achieve the Milestone. Without limiting the foregoing, neither Parent nor any of its Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestone or the payment of the Milestone Payment Amounts.

Section 4.4          Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 4.5          Audit.

(a)         Upon the written request of the Acting Holders provided to Parent within 20 Business Days after the delivery to the Rights Agent of a Milestone Failure Notice (and only if such a notice is delivered), Parent shall permit, and shall cause its controlled Affiliates to permit, an independent certified public accounting firm of nationally recognized standing designated in writing either (i) jointly by the Acting Holders and Parent, or (ii) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders (the “Independent Accountant”) to have access during normal business hours to such of the records of Parent, the Company, the Surviving Corporation or such other Affiliates of Parent as may be reasonably necessary to determine the Product Spend as of the CVR Expiration Date (an “Audit”). Parent shall, and shall cause its controlled Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information reasonably necessary for the Independent Accountant’s evaluation of the occurrence of the Milestone; provided, that Parent may, and may cause its controlled Affiliates to, redact documents and information not relevant for such evaluation. The Independent Accountant shall disclose to Parent and the Acting Holders any matters directly related to its findings, including its determination with respect to the amount of Product Spend. The fees charged by the Independent Accountant shall be paid by the Parent. The audit rights set forth in this Section 4.5(a) may not be exercised by the Acting Holders more than once.

(b)        Each Person seeking to receive information from Parent in connection with an Audit pursuant to this Section 4.5 shall enter into a confidentiality agreement with Parent and/or its applicable controlled Affiliate satisfactory to Parent obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement; provided, that the Acting Holders may share the result of such Audit with other Holders that have a need to know such information and such other Holders’ respective counsel, in each case, that are subject to a customary obligation of confidentiality with respect to such information.

Article V
AMENDMENTS

Section 5.1          Amendments without Consent of Holders.

(a)        Without the consent of any Holders, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, adversely affect the interests of the Holders in their capacity as such:

(i)        to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.4;

(ii)       to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall determine to be for the protection of the Holders;

(iii)      to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv)      as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder or any applicable state securities or “blue sky” Laws;

(v)       to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4; or

(vi)      to effect any other amendment hereto that does not adversely affect the legal rights under this Agreement of any Holder.

(b)        Without the consent of any Holders, Parent and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.7 or Section 6.5.

(c)        Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment; provided, that any failure so to notify the Holders shall not affect the validity of such amendment (it being understood that any failure so to notify the Holders shall not excuse the Rights Agent from its obligations under this Section 5.1(c)).

Section 5.2         Amendments with Consent of Holders.

(a)        In addition to any amendment pursuant to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the written consent of Holders of not less than a majority of the outstanding CVRs, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders in their capacity as such.

(b)        Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

(c)        Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement.

Section 5.3         Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

Article VI
OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1          Notices to Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, to:

United Therapeutics Corporation
1735 Connecticut Avenue N.W.
Washington, DC 20009
Attention: General Counsel
E-mail: legal@Unither.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036
Attention:      Stephen Glover; Alexander Orr
E-mail:            siglover@gibsondunn.com;

aorr@gibsondunn.com

If to the Rights Agent, to:

Continental Stock Transfer & Trust Co.

One State Street, 30th Floor

New York, NY 10004-1561
Attention: Kelly Walters
E-mail: Kwalters@continentalstock.com

with a copy (which shall not constitute notice) to:

Continental Stock Transfer & Trust Co.

One State Street, 30th Floor

New York, NY 10004-1561
Attention: Henry Farrell
E-mail: HFarrell@continentalstock.com

The Rights Agent or Parent may specify a different address or email by giving notice in accordance with this Section 6.1.

Section 6.2          Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Rights Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case it shall be impracticable to mail notice to the Holders of any event as required by any provision of this Agreement, then any method of giving such notice as shall be satisfactory to the Rights Agent shall be deemed to be a sufficient giving of such notice.

Section 6.3          Limitations on Suits by Holders. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder, or other group of Holders, will be entitled to exercise such rights. Notwithstanding any other provision in this Agreement, (a) the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable date for payment set forth in Section 2.4, or to commence proceedings for the enforcement of any such payment on or after such date shall not be impaired or affected without the consent of such Holder and such Holder may institute any action or proceeding with respect to such matters and (b) in the event of an insolvency proceeding of the Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of the Parent or by any creditor of the Parent.

Section 6.4          Successors and Assigns.

(a)        This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and assigns, and this Agreement shall not restrict Parent’s, any assignee’s or any of their respective successors’ ability to merge or consolidate, transfer or convey all or substantially all of its assets to any Person or otherwise directly or indirectly transfer or convey the Product to any Person. Either (i) each of Parent’s successors, assigns or transferees of all or substantially all of Parent’s assets or the Product shall expressly assume by an instrument, supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the Milestone Payment and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent or (ii) Parent shall agree to remain subject to its obligations hereunder, including payment of the Milestone Payment.

(b)        Any Parent successor or assignee permitted hereunder may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to this Section 6.4.

(c)        The Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.4 shall be void and of no effect.

Section 6.5          Benefits of Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties (including the Acting Holders on behalf of themselves and the Holders) and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. Notwithstanding the foregoing, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer are intended third-party beneficiaries of this Agreement. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.

Section 6.6          Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)        This Agreement, the CVRs and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware, except that the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York, shall apply with respect to any matters relating to the internal affairs of Rights Agent as a New York corporation.

(b)        Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)        EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.7         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.

Section 6.8         Counterparts and Signature. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement, it being understood that the parties need not sign the same counterpart.

Section 6.9         Termination. This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the Termination Date; provided, that if the Milestone has been achieved on or prior to the Termination Date, but the Milestone Payment Amounts have not been paid on or prior to the Termination Date, this Agreement shall not terminate until such Milestone Payment Amounts have been paid in full in accordance with the terms of this Agreement; provided further, that no termination of this Agreement shall be deemed to affect the rights of the parties to bring suit in the case of a material breach occurring prior to such Termination Date.

Section 6.10       Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 6.11       No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that the other party, its Affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective Affiliates, officers, directors or controlling Persons. The only obligations of the Parent and the Rights Agent to each other and their Affiliates and their respective officers, directors and controlling Persons arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

Section 6.12       Confidentiality. The Rights Agent and the Parent agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court or governmental body of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

UNITED THERAPEUTICS CORPORATION

By:	/s/ John S. Hess, Jr.
Name: John S. Hess, Jr.
Title: EVP, Deputy General Counsel

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Henry Farrell
Name: Henry Farrell
Title: Vice President

[Signature Page to Contingent Value Rights Agreement]

EXHIBIT PS

Exhibit PS

Fees for Services Schedule

Fees for Services Schedule